POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
AS AT	2007	2006

ASSETS

CURRENT

Cash and cash equivalents (Note 6)	$33,561,169	$24,689,040
Accounts receivable	2,156,581	2,310,253
Prepaids and sundry assets	2,305,789	2,124,925

	38,023,539	29,124,218

PROPERTY, PLANT AND EQUIPMENT	2,599,305	2,934,238
GOODWILL AND INTANGIBLE ASSETS	6,655,445	6,837,155
DEFERRED COSTS	1,034,406	1,167,331
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
	10,879,156	11,528,724

	$48,902,695	$40,652,942

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
AS AT	2007	2006

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$2,108,038	$3,342,868
Deposits	30,864,349	21,159,193
Current portion of loan payable	30,847	33,515
	33,003,234	24,535,576

LOAN PAYABLE	-	5,289
CONVERTIBLE PREFERRED SHARES	19,783,734	19,506,279
	52,786,968	44,047,144

SHAREHOLDERS' DEFICIENCY
CAPITAL STOCK	44,237,427	43,051,048
WARRANTS (Note 7)	186,688	186,688
CONTRIBUTED SURPLUS	7,838,115	8,703,517
DEFICIT	(56,146,503)	(55,335,455)
	(3,884,273)	(3,394,202)

	$48,902,695	$40,652,942

See Accompanying Notes

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED	MARCH 31,	MARCH 31,
	2007	2006

REVENUES
Principal	$2,240,287	$764,083
Commission	2,983,278	2,010,271
Interest income	42,975	65,118
Total Revenue	5,266,540	2,839,473

GENERAL AND ADMINISTRATION EXPENSES	4,949,848	3,889,728

INCOME / (LOSS) – Before interest, amortization and other items	316,692	(1,050,256)

Foreign exchange loss (gain)	16,867	(12,464)
Interest on convertible debenture	-	170,707
Interest on convertible preferred shares	277,455	277,455
Interest, loss on short-term investment and capital tax	38,004	9,605
Amortization of property, plant and equipment, intangible assets
and deferred costs	795,414	755,654
	1,127,740	1,200,956
NET LOSS	$(811,048)	$(2,251,212)

LOSS PER SHARE (Note 2)	($0.01)	($0.02)

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENTS OF DEFICIT

FOR THE THREE MONTHS ENDED	MARCH 31,	MARCH 31,
	2007	2006

DEFICIT – Beginning of period	(55,335,455)	(47,428,760)

NET LOSS – For the period	(811,048)	(2,251,212)

DEFICIT – End of the period	$ (56,146,503)	$ (49,679,971)

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED	MARCH 31,	MARCH 31,
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$ (811,048)	$(2,251,212)

Items not affecting cash
Amortization of property, plant and equipment	460,452	396,033
Amortization of deferred costs	132,925	132,925
Amortization of intangible assets	202,037	226,696
Unrealized foreign exchange loss	(55,132)	12,677
Employee stock option expense (Note 5)	137,546	110,461
Interest accrued on convertible Preferred Shares	277,455	277,455
Interest accrued on convertible debenture	-	170,707
	344,235	(924,258)

Changes in non-cash balances related to operations (Note 6(a))	8,681,951	2,445,071

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	9,026,186	1,520,812

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(125,519)	(389,605)
Purchase of intangible assets	(20,327)	(24,524)
Purchase (disposal) of short-term investments	-	1,197,807
Payments for the acquisition of MilePoint, Inc.	-	(400,000)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(145,845)	383,678

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable, net of repayments	(7,957)	(7,183)
Issuance of capital stock, net of share issue costs	183,431	19,200

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	175,474	12,017
Effect of exchange rate changes on cash held in foreign currency	(183,685)	78,803

INCREASE IN CASH AND CASH EQUIVALENTS	8,872,129	1,995,310

CASH AND CASH EQUIVALENTS – Beginning of the period	24,689,040	19,983,607

CASH AND CASH EQUIVALENTS – End of the period	$33,561,169	$21,978,917

POINTS INTERNATIONAL LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2007

1. Accounting policies

The Corporation's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements with the exception of Revenue Recognition which is described below. These interim financial statements should be read in conjunction with the Corporation's 2006 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

a)     Basis of presentation

The consolidated financial statements include the accounts of the Corporation and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

b)     Revenue recognition

The Corporation continues to recognize revenue in a manner consistent with the policy presented in its 2006 audited consolidated financial statements. To account for a revenue stream now earned directly from loyalty program members via Points Solutions, the Corporation's revenue has been categorized as follows:

i)     Principal Revenue

Principal revenue is comprised of partner sign-up, technology design, development, maintenance, hosting, memberships and services provided via Points Solutions. Revenues earned as Principal Revenue have been recorded on a Gross basis in accordance with Abstract 123 of the Emerging Issues Committee ("EIC-123") of the Canadian Institute of Chartered Accountants ("C.I.C.A."), "Reporting Revenue Gross as a Principal versus Net as Agent".

ii)     Commission Revenue

Commission revenue is made up of any revenue earned by the Corporation that is calculated as a percentage of a transaction or a fixed amount per transaction in accordance with EIC-123.

c)     New accounting policy

The Company has adopted the provisions under CICA HB s.1530, "Comprehensive Income", effective January 1, 2007. To date there is no financial impact on the financial statements on the adoption of this policy.

2. Loss per share

a)     Loss per share

Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2007 that amounted to 115,716,794 shares (March 31, 2006– 93,735,597).

b)     Fully-diluted loss per share

The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3. Segmented information

Reportable segments: The Corporation has only one operating segment whose operating results are regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available. The Corporation's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at March 31, 2007 and December 31, 2006 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $4,932,699 of the Corporation's revenues (including interest income) for the quarter ending March 31, 2007 were generated in the U.S. ($3,379,814 for the quarter ended December 31, 2006 and $2,509,287 for the quarter ended March 31, 2006). The remaining revenues for all periods were generated in Canada, Europe and Asia. A significant majority of the Corporation's assets are located in Canada.

4. Major customers

For the three-month period ended March 31, 2007, there are two customers that individually represent greater than ten percent of the Corporation's consolidated revenues. In aggregate, the two customers represent approximately 55% of the Corporation's consolidated revenues. Three customers individually represented greater than ten percent of consolidated revenues in the three-month period ended March 31, 2006 (58% in aggregate). In addition, as at March 31, 2007, 50% (first quarter 2006– 76%) of the Corporation's deposits are due to these customers. The two customers included in 2007 are included in both the 2007 and 2006 amounts.

5. Stock-based compensation

The Corporation accounts for stock options granted in its stock option plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for this plan is $137,546 for the three-month period ended March 31, 2007 ($110,461 for the three-month period ended March 31, 2006).

During the quarter ended March 31, 2007, 2,720,000 options were issued to employees and 282,779 options previously granted were cancelled (195,000 options were issued in the first quarter of 2006 and no options previously granted were cancelled).

6. Statement of cash flows

a)     Changes in non-cash balances related to operations are as follows:

For the three-month period ended	March 31,	March 31,
	2007	2006

Decrease in accounts receivable	137,991	$ 160,861
Increase in prepaids and sundry assets	(200,136)	(178,790)
Decrease in accounts payable and accrued liabilities	(1,224,017)	(795,208)
Increase in deposits	9,968,114	3,258,207

	$ 8,681,951	$2,445,071

b)     Supplemental information

Interest and taxes

Interest of $1,170 was paid during the three-month period ended March 31, 2007 (March 31, 2006 - $9,605) and interest of $42,975 (March 31, 2006 - $65,118) was received. No income taxes were paid during the quarter.

Non-cash transactions

Non-cash transactions for the three-month period ended March 31, 2006 are as follows:

(i)    $37,322 of revenue earned for membership fees provided was paid in one-week accommodation certificates ($37,279 for the first quarter of 2006). The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense will be recognized as the accommodation certificates are used.

(ii)    Interest expense of $277,455 was accrued on the Convertible Preferred Shares ($277,455 for the first quarter of 2006).

(iii)    2,720,000 options were issued to employees (195,000 were issued in the first quarter of 2006).

c)     Cash and cash equivalents consist of:

	March 31,	December 31,
	2007	2006
Cash	$ 27,881,634	$ 19,175,348
Cash equivalents	890,824	583,142
Cash held by credit card processor	4,788,711	4,930,550
	$ 33,561,169	$ 24,689,040

7. Warrants

2,848,050 warrants of Points.com Inc previously issued or committed to issue to airline partners expired unexercised on April 1, 2007.

8. Comparative Figures

Certain of the prior period's figures have been reclassified for consistency with the current period's presentation.